VIA EDGAR

August 31, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street N.E.

Washington, DC 20549

Attn: Theresa Brillant

Re:     Fluent, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 16, 2021

File No. 001-37893

Dear Ms. Brillant:

We received your letter dated August 18, 2021, setting forth comments from the Staff of the U.S. Securities and Exchange Commission (“Staff”) to the above-captioned report of Fluent, Inc. (the “Company”). Your letter asks the Company to respond within ten business days by providing the requested information or by advising the Staff when it will provide the requested response.

This letter is to confirm that, per the telephone exchange among legal representatives of the Company and you on August 27, 2021, the Company intends to respond to the Staff’s comments by September 15, 2021.

If you have any questions, please feel free to contact us.

Sincerely,

FLUENT, INC.

By:  /s/ Alexander Mandel

Alexander Mandel

Chief Financial Officer

Cc:  Ryan McCarthy, Esq.

John D. Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP